Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Quarter of 2026 Financial Results

●	Total revenues decreased by 18.7% year over year to RMB235.1 million (US$34.7 million)[1].

●	Income from operations was RMB48.2 million (US$7.1 million)[1] compared to RMB49.2 million for the second quarter of 2025.

●	Net income was RMB21.3 million (US$3.1 million)[1] compared to RMB160.0 million for the second quarter of 2025.

●	Core net income (non-GAAP)[3] increased 4.4% year over year to RMB47.2 million (US$7.0 million)[1].

SHANGHAI, August 24, 2026 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the second quarter of 2026.

[1]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of 6.7851 on June 30, 2026 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20260706/. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate or at any other rate.
[2]	Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities, other general expenses, and other expense, net, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.
[3]	Core net income (non-GAAP) is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense (net of 25% tax), one-time fees and expense, income tax expenses related to dividend distribution, and other general expenses but excludes subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).
[4]	Each ADS represents one ordinary share.

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Second Quarter of 2026 Operational Highlights

Hotels

●	A total of 4,615 hotels with 330,029 hotel rooms were in operation as of June 30, 2026.

●	The Company opened 18 hotels in the second quarter of 2026 and had a pipeline of 1,278 hotels contracted for or under development as of June 30, 2026.

●	The average daily room rate was RMB157, a decrease of 5.3% from RMB166 in the second quarter of 2025.

●	The occupancy rate was 65.2%, decreased from 67.9% in the second quarter of 2025.

●	Revenue per available room, or RevPAR, was RMB103, a 9.1% year-over-year decrease.

Restaurants

●	A total of 198 restaurants were in operation as of June 30, 2026.

●	The AC (average check) was RMB36, a 15.5% year-over-year decrease.

●	The ADT (average daily tickets) was 81, decreased from 85 in the second quarter of 2025.

●	The ADS (average daily sales per store) was RMB2,893, a decrease of 20.3% from RMB3,629 in the second quarter of 2025.

Second Quarter of 2026 Financial Results

	Quarter Ended
	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	105,970,283	28,389,854	(207,413)	134,152,724
Franchised-and-managed revenues	137,496,914	1,421,688	-	138,918,602
Wholesales and others	561,244	16,076,011	(443,807)	16,193,448
Total revenues	244,028,441	45,887,553	(651,220)	289,264,774

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	Quarter Ended
	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	77,613,926	18,246,301	-	95,860,227	14,128,049
Franchised-and-managed revenues	126,253,871	505,479	-	126,759,350	18,682,016
Wholesales and others	717,195	11,771,620	-	12,488,815	1,840,624
Total revenues	204,584,992	30,523,400	-	235,108,392	34,650,689

	Six Months Ended
	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	194,165,718	59,058,453	(207,413)	253,016,758
Franchised-and-managed revenues	261,353,522	3,176,474	-	264,529,996
Wholesales and others	1,478,298	35,511,759	(443,807)	36,546,250
Total revenues	456,997,538	97,746,686	(651,220)	554,093,004

	Six Months Ended
	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	152,151,688	38,268,277	-	190,419,965	28,064,430
Franchised-and-managed revenues	239,620,481	2,438,634	-	242,059,115	35,675,099
Wholesales and others	1,508,083	28,897,131	(39,176)	30,366,038	4,475,400
Total revenues	393,280,252	69,604,042	(39,176)	462,845,118	68,214,929

Total revenues were RMB235.1 million (US$34.7 million)[1], an 18.7% year-over-year decrease.

Hotel revenues were RMB204.6 million (US$30.2 million)[1], a 16.2% year-over-year decrease due to a 9.1% year-over-year decrease in RevPAR and a net closure of 13 L&O hotels since the second quarter of 2025 due to lease expiration and strategic reviews. The decrease was partially offset by revenues from new openings.

Restaurant revenues were RMB30.5 million (US$4.5 million)[1], a 33.5% year-over-year decrease, mainly due to a 20.3% decrease in ADS and a net closure of 2 L&O stores since the second quarter of 2025 due to strategic reviews, offset by revenues from new F&M store openings.

Total revenues for the first six months of 2026 were RMB462.8 million (US$68.2 million)[1], a 16.5% year-over-year decrease.

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Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB95.9 million (US$14.1 million)[1], a 28.5% year-over-year decrease.

Total revenues from L&O hotels were RMB77.6 million (US$11.4 million)[1], a 26.8% year-over-year decrease. The decrease was primarily attributable to a 15.3% year-over-year decrease in the second quarter RevPAR of L&O hotels, a net closure of 13 L&O hotels since the second quarter of 2025, and the reduction in sublease revenues resulting from the closure of L&O hotels.

Total revenues from L&O restaurants were RMB18.2 million (US$2.7 million)[1], a 35.7% year-over-year decrease, mainly due to a net closure of 2 L&O stores and the year-over-year decrease of 15.1% in L&O store’s ADS.

Total revenues from L&O hotels and restaurants for the first six months of 2026 were RMB190.4 million (US$28.1 million)[1], a 24.7% year-over-year decrease.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB126.8 million (US$18.7 million)[1], an 8.8% year-over-year decrease.

Total revenues from F&M hotels were RMB126.3 million (US$18.6 million)[1], an 8.2% year-over-year decrease, primarily due to an 8.8% decrease in F&M hotels’ RevPAR, an exemption of management fees for hotels facing business difficulties, and a decline of RMB3.0 million in membership revenues. For comparability, the year-over-year change is presented on a basis that applies the same fee-exemption treatment to the corresponding period of 2025. The decrease in membership revenues was partially due to the amortization cycle started from the pandemic period three years ago, in which the sales of membership cards were historically under-performed.

Total revenues from F&M restaurants were RMB0.5 million (US$74,498.4)[1], a 64.4% year-over-year decrease, mainly due to a decrease of 12.8% in the ADS of F&M stores and an exemption of management fees.

Total revenues from F&M hotels and restaurants for the first six months of 2026 were RMB242.1 million (US$35.7 million)[1], an 8.5% year-over-year decrease.

Total revenues from wholesale and others were RMB12.5 million (US$1.8 million)[1], a 22.9% year-over-year decrease, mainly due to the decline in the wholesale segment of the restaurant business.

Total revenues from wholesale and others for the first six months of 2026 were RMB30.4 million (US$4.5 million)[1], a 16.9% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	144,150,447	39,588,702	(651,220)	183,087,929
Selling and marketing expenses	8,424,702	2,062,702	-	10,487,404
General and administrative expenses	38,032,276	5,186,679	-	43,218,955
Other operating expenses	4,241,044	221,149	-	4,462,193
Other general expenses	5,805,656	-	-	5,805,656
Total operating costs and expenses	200,654,125	47,059,232	(651,220)	247,062,137

	Quarter Ended
	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	120,581,608	25,958,440	-	146,540,048	21,597,331
Selling and marketing expenses	8,896,407	1,308,420	-	10,204,827	1,504,005
General and administrative expenses	25,084,172	3,026,966	-	28,111,138	4,143,069
Other operating expenses	182,467	9,112	-	191,579	28,235
Other general expenses	4,607,450	-	-	4,607,450	679,054
Total operating costs and expenses	159,352,104	30,302,938	-	189,655,042	27,951,694

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	Six Months Ended
	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	286,868,622	84,128,367	(651,220)	370,345,769
Selling and marketing expenses	22,964,944	4,564,490	-	27,529,434
General and administrative expenses	79,683,638	10,475,363	-	90,159,001
Other operating expenses	4,290,239	442,297	-	4,732,536
Other general expenses	11,611,311	-	-	11,611,311
Total operating costs and expenses	405,418,755	99,610,517	(651,220)	504,378,052

	Six Months Ended
	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	245,589,032	59,783,354	(39,176)	305,333,210	45,000,547
Selling and marketing expenses	18,109,839	3,511,634	-	21,621,473	3,186,611
General and administrative expenses	49,169,114	5,954,747	-	55,123,861	8,124,252
Other operating expenses	3,354,535	42,437	-	3,396,972	500,652
Other general expenses	9,718,569	-	-	9,718,569	1,432,340
Total operating costs and expenses	325,941,089	69,292,172	(39,176)	395,194,085	58,244,402

Operating costs were RMB146.5 million (US$21.6 million)[1], a 20.0% year-over-year decrease.

Operating costs of the hotel business were RMB120.6 million (US$17.8 million)[1], a 16.4% year-over-year decrease. The decrease was mainly attributable to lower staff related costs, lower depreciation and amortization, and lower rental costs caused by the net closure of 13 L&O hotels since the second quarter of 2025.

Operating costs of the restaurant business in the second quarter of 2026 were RMB26.0 million (US$3.8 million)[1], a 34.4% year-over-year decrease, due to the closure of L&O stores.

For the first six months of 2026, operating costs were RMB305.3 million (US$45.0 million)[1], a 17.6% decrease.

Selling and marketing expenses were RMB10.2 million (US$1.5 million)[1], a 2.7% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB8.9 million (US$1.3 million)[1], a 5.6% year-over-year increase. The increase was mainly due to higher advertising and commission expenses.

Selling and marketing expenses of the restaurant business were RMB1.3 million (US$0.2 million)[1], a 36.6% year-over-year decrease, mainly attributable to lower advertising expenses and lower sales-channel commissions.

For the first six months of 2026, selling and marketing expenses were RMB21.6 million (US$3.2 million)[1], a 21.5% decrease.

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General and administrative, or G&A expenses were RMB28.1 million (US$4.1 million)[1], a 35.0% year-over-year decrease.

G&A expenses of the hotel business were RMB25.1 million (US$3.7 million)[1], a 34.0% year-over-year decrease. The decrease was mainly due to lower G&A staff related expenses, lower credit losses for accounts receivable and lower consulting fees.

G&A expenses of the restaurant business were RMB3.0 million (US$0.4 million)[1], a 41.6% year-over-year decrease, mainly due to lower G&A staff related expenses and lower credit losses for accounts receivable.

General and administrative expenses for the first six months of 2026 were RMB55.1 million (US$8.1 million)[1], a 38.9% year-over-year decrease.

Other operating expenses were RMB0.2 million (US$28,235.0)[1].

Other operating expenses for the first six months of 2026 were RMB3.4 million (US$0.5 million)[1], decreased from RMB4.7 million one year ago.

Other general expenses were RMB4.6 million (US$0.7 million)[1], mainly attributable to provisions for franchisee loans.

Other general expenses for the first six months of 2026 were RMB9.7 million (US$1.4 million)[1], a decrease from RMB11.6 million one year ago.

Gross profit was RMB88.6 million (US$13.1 million)[1], a year-over-year decrease of 16.6%. Gross margin was 37.7%, compared to 36.7% a year ago. The gross profit of the hotel business was RMB84.0 million (US$12.4 million)[1], a 15.9% year-over-year decrease. The gross profit of the restaurant business was RMB4.6 million (US$0.7 million)[1], a 27.5% year-over-year decrease.

Income from operations in the second quarter of 2026 was RMB48.2 million (US$7.1 million)[1], compared to income from operations of RMB49.2 million in the second quarter of 2025, with a margin of 20.5%. The stable profitability was mainly attributable to lower operating costs and expenses, despite the decline in revenue.

Income from operations of the hotel business was RMB46.7 million (US$6.9 million)[1], compared to an income from operations of RMB50.2 million in the second quarter of 2025, with a margin of 22.8%.

Income from operations of the restaurant business in the second quarter of 2026 was RMB1.6 million (US$0.2 million)[1], compared to loss from operations of RMB1.0 million in the second quarter of 2025, with a margin of 5.2%.

Income from operations for the first six months of 2026 was RMB76.9 million (US$11.3 million)[1] compared to income from operations of RMB60.5 million in 2025, with a margin of 16.6%.

Net income in the second quarter of 2026 was RMB21.3 million (US$3.1 million)[1], compared to a net income of RMB160.0 million in the second quarter of 2025, and net margin was 9.0%.

Net income of the hotel business was RMB19.7 million (US$2.9 million)[1], compared to a net income of RMB161.2 million in the second quarter of 2025, and net margin was 9.7%. Hotel net income in the second quarter of 2025 was impacted by the one-time divestment of our ownership in Argyle and fair value fluctuation in securities. Besides, hotel net income was also impacted by foreign exchange losses, bad debt expenses driven by accounts receivables, and withholding tax due to dividends distributions.

Net income of the restaurant business in the second quarter of 2026 was RMB1.5 million (US$0.2 million)[1], compared to a net loss of RMB1.2 million in the second quarter of 2025, and net margin was 4.9%.

Net income for the first six months of 2026 was RMB35.3 million (US$5.2 million)[1], compared to a net income of RMB167.8 million in 2025, and net margin was 7.6%.

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Adjusted EBITDA (non-GAAP)[2] in the second quarter of 2026 was RMB68.9 million (US$10.2 million)[1], a year-over-year decrease of 12.1%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP)[2] as a percentage of total revenues, was 29.3%, compared to 27.1% a year ago.

Adjusted EBITDA (non-GAAP)[2] for the first six months of 2026 was RMB122.1 million (US$18.0 million)[1], a year-over-year increase of 3.5%.

Core net income (non-GAAP)[3] in the second quarter of 2026 was RMB47.2 million (US$7.0 million)[1], a year-over-year increase of 4.4%. The core net margin, defined as core net income (non-GAAP)[3] as a percentage of total revenues, was 20.1%, compared to 15.6% one year ago.

Core net income (non-GAAP)[3] for the first six months of 2026 was RMB71.1 million (US$10.5 million)[1], a year-over-year increase of 16.2%.

Earnings per American Depositary Share, or ADS[4] (basic and diluted) were RMB0.21 (US$0.03)[1], decreased from RMB1.59 one year ago.

Earnings per American Depositary Share, or ADS[4] (basic and diluted) for the first six months of 2026 were RMB0.36 (US$0.05)[1], decreased from RMB1.68 one year ago.

Core net income per ADS[4] (basic and diluted) (non-GAAP) was RMB0.47 (US$0.07)[1], increased from RMB0.45 a year ago.

Core net income per ADS[4] (basic and diluted) (non-GAAP) was RMB0.70 (US$0.10)[1] for the first six months of 2026, an increase from RMB0.60 a year ago.

Cash Flow. Operating cash inflow in the second quarter of 2026 was RMB23.3 million (US$3.4 million)[1] as a result of income from operations. The amount decreased by RMB23.3 million compared with the second quarter of 2025, primarily due to a net decline of approximately RMB31.0 million in accounts payable to franchisees. Investing cash outflow was RMB25.0 million (US$3.7 million)[1], which was primarily due to purchase of equipment for newly opened L&O hotels and loans for the renovation of newly opened resort hotels from strategic reviews. Financing cash outflow was RMB0.2 million (US$29,476.0)[1], mainly due to repayment of bank borrowings.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of June 30, 2026, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB2,000.3 million (US$294.8 million)[1], compared to RMB2,010.2 million as of March 31, 2026. The decrease was mainly due to investment on purchase of equipment for newly opened L&O hotels and loans for the renovation of newly opened resort hotels from strategic reviews, partially offset by cash from operating activities.

Guidance

Based on our performance in the first half year, we maintain our previous revenue guidance for the hotel business, that we expect revenue to decrease by 10% to 15% year over year for the year of 2026. The guidance set forth above reflects the Company’s current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

Recent Development

In 2025, we entered into an agreement to acquire a hotel property located opposite the Twin Towers in Malaysia for strategic purposes. This property was handed over in July 2026 and will serve as our flagship asset to scale our hotel network across Malaysia and the broader Southeast Asian market.

In 2025, we entered into a letter of intent to acquire a landmark property along the Huangpu River waterfront in Yangpu District, Shanghai, and subsequently won the bid for the property through a competitive bidding process. The property is planned to be developed into the Company’s signature flagship hotel in Shanghai, anchoring our mid-to-up-scale strategy at one of the city's prime riverfront locations. Beyond hotel operations, the property will feature a curated regional lifestyle center with food-and-beverage and other amenities designed to complement the hotel, enhance the guest experience and generate additional recurring revenue streams, while one floor will house the Company's corporate offices. The remaining closing procedures are expected to be completed before the end of the third quarter of 2026, subject to customary closing conditions.

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Share Repurchase Program

The Board of Directors has approved a share repurchase program authorizing the Company to repurchase up to US$5 million of its Class A ordinary shares over a two-year period, effective from the date of approval. Repurchases may be conducted through open market transactions at prevailing market prices, privately negotiated transactions, block trades or other legally permitted methods, at the Company’s discretion, subject to market conditions, applicable securities laws and regulations, and the trading price of the Company’s ADSs. The program may be suspended, modified or terminated at any time at the Board’s discretion without prior notice.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of June 30, 2026, GreenTree had a total number of 4,615 hotels and 198 restaurants. GreenTree was the fourth largest hospitality company in China in 2025 according to the China Hospitality Association. In 2025, HOTELS magazine ranked GreenTree 12th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, mid-to-up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, and efficient system, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

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Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	June 30	June 30
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,652,179,474	1,689,632,928	249,021,080
Restricted cash	7,389,650	6,209,434	915,157
Short-term investments	-	285,570,000	42,087,810
Accounts receivable, net of allowance	81,335,494	67,987,065	10,020,053
Amounts due from related parties	18,843,062	18,889,143	2,783,915
Inventories	4,922,160	5,140,534	757,621
Other current assets	92,557,400	100,329,837	14,786,788
Loans receivable, net	38,798,333	44,431,478	6,548,390
Total current assets	1,896,025,573	2,218,190,419	326,920,814

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	16,211,994
Restricted cash	18,869,900	18,870,700	2,781,197
Long-term time deposits	285,570,000	-	-
Loans receivable, net	12,034,825	12,880,353	1,898,329
Property and equipment, net	559,918,957	531,254,248	78,297,188
Intangible assets, net	56,403,818	54,609,365	8,048,424
Goodwill	25,721,262	25,650,746	3,780,452
Long-term investments	156,929,090	154,751,060	22,807,484
Operating lease right-of-use assets	1,130,088,595	1,110,322,494	163,641,287
Other assets	297,560,050	325,549,861	47,980,112
Deferred tax assets	237,098,634	233,667,462	34,438,323
TOTAL ASSETS	4,786,220,704	4,795,746,708	706,805,604

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	56,800,000	256,000,000	37,729,731
Accounts payable	44,687,183	44,670,517	6,583,620
Advance from customers	21,946,599	20,056,437	2,955,953
Amounts due to related parties	17,518,102	16,190,050	2,386,118
Salary and welfare payable	73,657,641	75,502,874	11,127,747
Deferred revenue	169,139,889	166,024,779	24,469,025
Accrued expenses and other current liabilities	539,836,968	523,274,741	77,121,154
Income tax payable	72,129,824	36,878,708	5,435,249
Operating lease liabilities, current	184,665,265	163,899,705	24,155,827
Total current liabilities	1,180,381,471	1,302,497,811	191,964,424

Long-term bank loans	199,400,000	45,597,470	6,720,236
Deferred revenue	134,414,010	115,474,940	17,018,900
Other long-term liabilities	117,513,512	110,137,975	16,232,329
Operating lease liabilities, non-current	1,032,472,822	1,047,898,560	154,441,137
Deferred tax liabilities	55,941,338	50,682,606	7,469,692
Unrecognized tax benefits	457,930,743	468,007,303	68,975,741
TOTAL LIABILITIES	3,178,053,896	3,140,296,665	462,822,459

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	32,805,275
Class B ordinary shares	115,534,210	115,534,210	17,027,636
Treasury Stock	(48,054,863)	(48,054,863)	(7,082,410)
Additional paid-in capital	1,566,949,877	1,566,949,877	230,939,835
Retained earnings (Accumulated losses)	(291,545,545)	(255,247,242)	(37,618,789)
Accumulated other comprehensive income	11,093,099	23,087,047	3,402,610
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,576,563,848	1,624,856,099	239,474,157

Non-controlling interests	31,602,960	30,593,944	4,508,988
Total shareholders’ equity	1,608,166,808	1,655,450,043	243,983,145

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,786,220,704	4,795,746,708	706,805,604

9 / 16

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	134,152,724	95,860,227	14,128,049	253,016,758	190,419,964	28,064,430
Franchised-and-managed revenues	138,918,602	126,759,349	18,682,016	264,529,997	242,059,115	35,675,099
Wholesales and others	16,193,449	12,488,815	1,840,624	36,546,250	30,366,038	4,475,400
Total revenues	289,264,774	235,108,391	34,650,689	554,093,005	462,845,118	68,214,929

Operating costs and expenses
Operating costs	(183,087,930)	(146,540,048)	(21,597,331)	(370,345,769)	(305,333,210)	(45,000,547)
Selling and marketing expenses	(10,487,404)	(10,204,827)	(1,504,005)	(27,529,434)	(21,621,473)	(3,186,611)
General and administrative expenses	(43,218,955)	(28,111,138)	(4,143,069)	(90,159,001)	(55,123,861)	(8,124,252)
Other operating expenses	(4,462,193)	(191,579)	(28,235)	(4,732,536)	(3,396,972)	(500,652)
Other general expenses	(5,805,656)	(4,607,450)	(679,054)	(11,611,311)	(9,718,569)	(1,432,339)
Total operating costs and expenses	(247,062,137)	(189,655,042)	(27,951,694)	(504,378,052)	(395,194,085)	(58,244,401)

Other operating income	6,961,716	2,787,310	410,799	10,762,348	9,259,293	1,364,651
Income from operations	49,164,353	48,240,659	7,109,794	60,477,301	76,910,325	11,335,179

Interest income and other, net	7,941,224	8,260,486	1,217,445	18,563,426	17,093,664	2,519,294
Interest expense	(1,940,043)	(1,818,422)	(268,002)	(3,817,915)	(3,678,202)	(542,100)
Gains (losses) from investment in equity securities	24,800,795	-	-	24,800,795	-	-
Other income, net	105,686,128	(22,673,585)	(3,341,673)	97,329,451	(33,327,474)	(4,911,861)
Income before income taxes	185,652,457	32,009,138	4,717,564	197,353,058	56,998,313	8,400,512

Income tax expense	(25,969,005)	(9,829,293)	(1,448,659)	(30,183,730)	(19,530,999)	(2,878,513)
Income (loss) before share of gains in equity investees	159,683,452	22,179,845	3,268,905	167,169,328	37,467,314	5,521,999

Share of income/(loss) in equity investees, net of tax	301,937	(921,953)	(135,879)	603,873	(2,178,030)	(321,002)
Net income (loss)	159,985,388	21,257,892	3,133,026	167,773,201	35,289,284	5,200,997

Net income/(loss) attributable to non-controlling interests	1,650,876	(464,173)	(68,411)	2,695,208	1,009,019	148,711
Net income attributable to ordinary shareholders	161,636,264	20,793,719	3,064,615	170,468,409	36,298,303	5,349,708

Net earnings per share
Class A ordinary share-basic and diluted	1.59	0.21	0.03	1.68	0.36	0.05
Class B ordinary share-basic and diluted	1.59	0.21	0.03	1.68	0.36	0.05

Net earnings per ADS[4]
Class A ordinary share-basic and diluted	1.59	0.21	0.03	1.68	0.36	0.05
Class B ordinary share-basic and diluted	1.59	0.21	0.03	1.68	0.36	0.05

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,636,925	66,134,416	66,134,416	66,636,925	66,134,416	66,134,416
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	4,831,702	8,024,096	1,182,605	9,663,403	11,993,948	1,767,689

Comprehensive income, net of tax	164,817,090	29,281,988	4,315,631	177,436,604	47,283,232	6,968,686

Comprehensive income/(loss) attributable to non-controlling interests	1,650,876	(464,173)	(68,411)	2,695,208	1,009,019	148,711
Comprehensive income (loss) attributable to ordinary shareholders	166,467,965	28,817,815	4,247,220	180,131,812	48,292,251	7,117,397

10 / 16

GreenTree Hospitality Group Ltd.

 Unaudited Hotel Business Results

	Quarter Ended			Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	105,970,283	77,613,926	11,438,877	194,165,718	152,151,688	22,424,384
Franchised-and-managed revenues	137,496,914	126,253,871	18,607,518	261,353,522	239,620,481	35,315,689
Others	561,244	717,195	105,701	1,478,298	1,508,083	222,264
Total revenues	244,028,441	204,584,992	30,152,097	456,997,538	393,280,252	57,962,337

Operating costs and expenses
Hotel operating costs	(144,150,447)	(120,581,608)	(17,771,530)	(286,868,622)	(245,589,032)	(36,195,345)
Selling and marketing expenses	(8,424,702)	(8,896,407)	(1,311,168)	(22,964,944)	(18,109,839)	(2,669,060)
General and administrative expenses	(38,032,276)	(25,084,172)	(3,696,949)	(79,683,638)	(49,169,114)	(7,246,631)
Other operating expenses	(4,241,044)	(182,467)	(26,892)	(4,290,239)	(3,354,535)	(494,397)
Other general expenses	(5,805,656)	(4,607,450)	(679,054)	(11,611,311)	(9,718,569)	(1,432,340)
Total operating costs and expenses	(200,654,125)	(159,352,104)	(23,485,594)	(405,418,755)	(325,941,089)	(48,037,773)

Other operating income	6,826,954	1,434,752	211,456	10,391,669	7,867,615	1,159,543
Income from operations	50,201,269	46,667,640	6,877,959	61,970,453	75,206,778	11,084,107

Interest income and other, net	7,910,974	8,255,562	1,216,719	18,502,925	17,085,059	2,518,026
Interest expense	(1,891,327)	(1,818,422)	(268,002)	(3,769,199)	(3,678,202)	(542,100)
Gains (losses) from investment in equity securities	24,800,795	-	-	24,800,795	-	-
Other income, net	105,697,809	(22,629,180)	(3,335,128)	97,352,813	(33,234,724)	(4,898,191)
Income before income taxes	186,719,520	30,475,600	4,491,548	198,857,787	55,378,911	8,161,842

Income tax expense	(25,869,423)	(9,804,376)	(1,444,986)	(29,850,815)	(19,102,201)	(2,815,316)
Income (loss) before share of gains in equity investees	160,850,097	20,671,224	3,046,561	169,006,972	36,276,710	5,346,526

Share of income/(loss) in equity investees, net of tax	301,937	(921,953)	(135,879)	603,873	(2,178,030)	(321,002)
Net income (loss)	161,152,033	19,749,271	2,910,682	169,610,845	34,098,680	5,025,524

11 / 16

GreenTree Hospitality Group Ltd.

 Unaudited Restaurant Business Results

	Quarter Ended			Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	28,389,854	18,246,301	2,689,172	59,058,453	38,268,277	5,640,046
Franchised-and-managed revenues	1,421,688	505,479	74,498	3,176,474	2,438,634	359,410
Wholesales and others	16,076,011	11,771,620	1,734,922	35,511,759	28,897,131	4,258,910
Total revenues	45,887,553	30,523,400	4,498,593	97,746,686	69,604,042	10,258,366

Operating costs and expenses
Restaurant operating costs	(39,588,702)	(25,958,440)	(3,825,801)	(84,128,367)	(59,783,354)	(8,810,976)
Selling and marketing expenses	(2,062,703)	(1,308,420)	(192,837)	(4,564,490)	(3,511,634)	(517,551)
General and administrative expenses	(5,186,679)	(3,026,966)	(446,120)	(10,475,363)	(5,954,747)	(877,621)
Other operating expenses	(221,149)	(9,112)	(1,343)	(442,297)	(42,437)	(6,254)
Total operating costs and expenses	(47,059,232)	(30,302,938)	(4,466,100)	(99,610,517)	(69,292,172)	(10,212,402)

Other operating income	134,762	1,352,558	199,342	370,679	1,391,678	205,108
Income from operations	(1,036,917)	1,573,020	231,834	(1,493,152)	1,703,548	251,072

Interest income and other, net	30,251	4,924	726	60,501	8,605	1,268
Interest expense	(48,716)	-	-	(48,716)	-	-
Other income, net	(11,681)	(44,405)	(6,544)	(23,362)	(92,750)	(13,670)
Income before income taxes	(1,067,063)	1,533,539	226,016	(1,504,729)	1,619,403	238,670

Income tax expense	(99,582)	(24,917)	(3,672)	(332,915)	(428,798)	(63,197)
Income (loss) before share of gains in equity investees	(1,166,645)	1,508,622	222,343	(1,837,644)	1,190,605	175,473

Share of income/(loss) in equity investees, net of tax	-	-	-	-	-	-
Net income (loss)	(1,166,645)	1,508,622	222,343	(1,837,644)	1,190,605	175,473

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net cash provided by operating activities	46,586,703	23,305,470	3,434,800	104,813,193	81,452,750	12,004,649

Investing activities:
Prepayments and purchases of property, plant and equipment	(18,911,621)	(12,689,579)	(1,870,213)	(44,392,506)	(64,326,633)	(9,480,573)
Purchases of intangible assets	-	-	-	-	(101,463)	(14,954)
Proceeds from disposal of property, plant and equipment	215,871	605,022	89,169	237,334	605,022	89,169
Proceeds from disposal of long-term investments	109,036,386	100,000	14,738	109,036,386	600,000	88,429
Purchases of short-term investments	(23,147)	-	-	(23,147)	-	-
Loan to related parties	(625,000)	-	-	(625,000)	-	-
Repayment from related parties	118,982	-	-	118,982	-	-
Loan to third parties	-	(16,167,100)	(2,382,736)	-	(16,167,100)	(2,382,736)
Loan to fanchisees	-	(215,659)	(31,784)	(2,010,000)	(1,604,559)	(236,483)
Repayment from franchisees	8,624,735	3,343,480	492,769	14,684,093	5,713,396	842,052
Net cash (used in) provided by investing activities	98,436,206	(25,023,836)	(3,688,057)	77,026,142	(75,281,337)	(11,095,096)

Financing activities:
Repayment of bank loans	(200,000)	(200,000)	(29,476)	(200,000)	(200,000)	(29,476)
Proceeds from bank loans	-	-	-	-	46,754,778	6,890,801
Net cash provided by (used in) financing activities	(200,000)	(200,000)	(29,476)	(200,000)	46,554,778	6,861,325

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,979,489)	(7,949,613)	(1,171,627)	(9,958,977)	(16,452,153)	(2,424,746)

Net (decrease) increase in cash and cash equivalents and restricted cash	139,843,421	(9,867,979)	(1,454,360)	171,680,358	36,274,038	5,346,132
Cash and cash equivalents and restricted cash at the beginning of the period	1,557,038,875	1,724,581,041	254,171,794	1,525,201,938	1,678,439,024	247,371,302
Cash and cash equivalents and restricted cash at the end of the period	1,696,882,296	1,714,713,062	252,717,434	1,696,882,296	1,714,713,062	252,717,434

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GreenTree Hospitality Group Ltd.
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net income	159,985,388	21,257,892	3,133,026	167,773,201	35,289,284	5,200,997

Deduct:
Other operating income	6,961,716	2,787,310	410,799	10,762,348	9,259,293	1,364,651
Interest income and other, net	7,941,224	8,260,486	1,217,445	18,563,426	17,093,664	2,519,294
Gains from investment in equity securities	24,800,795	-	-	24,800,795	-	-
Share of gain in equity investees, net of tax	301,937	-	-	603,873	-	-
Other income, net	105,686,128	-	-	97,329,451	-	-

Add:
Other operating expenses	4,462,193	191,579	28,235	4,732,536	3,396,972	500,652
Other general expenses	5,805,656	4,607,450	679,054	11,611,311	9,718,569	1,432,340
Income tax expenses (benefits)	25,969,005	9,829,293	1,448,659	30,183,730	19,530,999	2,878,513
Share of loss in equity investees, net of tax	-	921,953	135,879	-	2,178,030	321,002
Interest expenses	1,940,043	1,818,422	268,002	3,817,915	3,678,202	542,100
Depreciation and amortization	25,875,796	18,625,227	2,745,019	51,900,949	41,298,721	6,086,678
Other expense, net	-	22,673,585	3,341,673	-	33,327,474	4,911,861
Adjusted EBITDA (Non-GAAP)[2]	78,346,281	68,877,605	10,151,303	117,959,749	122,065,294	17,990,198

	Quarter Ended			Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net income	159,985,388	21,257,892	3,133,026	167,773,201	35,289,284	5,200,997

Deduct:
Subsidies (net of 25% tax)	1,527,866	12,024	1,772	5,447,641	3,252,866	479,413
Gains from investment in equity securities (net of 25% tax)	18,600,596	-	-	18,600,596	-	-
Other income (net of 25% tax)	107,775,298	-	-	101,507,790	-	-

Add:
Other expense (net of 25% tax)	-	17,005,189	2,506,255	-	24,995,606	3,683,896
Other general expenses	5,805,656	4,607,450	679,053	11,611,311	9,718,569	1,432,340
Income tax expenses related to dividend distribution	7,299,300	4,307,627	634,866	7,299,300	4,307,627	634,866
Core net income (Non-GAAP)[3]	45,186,584	47,166,135	6,951,428	61,127,785	71,058,221	10,472,686

Core net income per ADS[4] (Non-GAAP)
Class A ordinary share-basic and diluted	0.45	0.47	0.07	0.60	0.70	0.10
Class B ordinary share-basic and diluted	0.45	0.47	0.07	0.60	0.70	0.10

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Hotel Operational Data

	June 30, 2025	June 30, 2026
Total hotels in operation:	4,509	4,615
Leased-and-owned hotels	55	42
Franchised hotels	4,454	4,573
Total hotel rooms in operation	321,977	330,029
Leased-and-owned hotels	6,262	4,902
Franchised hotels	315,715	325,127
Number of cities	357	347

	Quarter Ended
	June 30, 2025	June 30, 2026
Occupancy rate (as a percentage)
Leased-and-owned hotels	72.30%	63.50%
Franchised hotels	67.80%	65.20%
Blended	67.90%	65.20%
Average daily rate (in RMB)
Leased-and-owned hotels	245	236
Franchised hotels	164	155
Blended	166	157
RevPAR (in RMB)
Leased-and-owned hotels	177	150
Franchised hotels	111	101
Blended	113	103

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Mid-to-up-scale	569	596	52,773	56,448
GreenTree Eastern	236	252	25,107	28,316
Deep Sleep Hotel	8	9	610	710
Gem	119	118	10,781	10,726
Gya	72	79	6,012	6,676
Vx	108	110	9,024	9,117
Others	26	28	1,239	903
Mid-scale	3,005	3,040	226,336	228,537
GreenTree Inn	2,366	2,343	184,561	185,694
GT Alliance	408	392	25,930	24,936
GreenTree Apartment	24	30	1,545	1,860
Vatica	107	102	7,481	7,111
Others	100	173	6,819	8,936
Economy hotels	935	979	42,868	45,044
Shell	935	979	42,868	45,044
Others	-	-	-	-
Total	4,509	4,615	321,977	330,029

15 / 16

Restaurant Operational Data

	June 30, 2025	June 30, 2026
Total restaurants in operation:	183	198
Leased-and-owned restaurants	15	13
Franchised restaurants	168	185
Number of cities	53	53
Da Niang Dumplings	164	180
Bellagio	19	18

	Quarter Ended
	2025 Q2	2026 Q2
ADT
Leased-and-owned restaurants	215	194
Franchised restaurants	74	74
Blended	85	81
AC (in RMB)
Leased-and-owned restaurants	88	83
Franchised restaurants	32	28
Blended	43	36
ADS (in RMB)
Leased-and-owned restaurants	18,931	16,081
Franchised restaurants	2,363	2,062
Blended	3,629	2,893

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Ms. Hannah Zhang

Phone: +86-182-2560-8592

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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